FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of November 2010

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

3 November 2010

Management Changes at Santander UK plc

Santander UK plc ("Santander UK") has announced that António Horta-Osório, Chief Executive of Santander UK, is to join Lloyds Banking Group plc as Chief Executive.  António Horta-Osório will resign as Chief Executive of Santander UK on 31 December 2010. This timing will ensure an orderly transition and handover with his successor.

António will formally join Lloyds Banking Group plc in principle on 10 January 2011 and will assume responsibilities as Chief Executive Officer on 1 March 2011.

Lord Burns, Chairman of Santander UK, said: “I would like to thank António for his significant contribution over the last four and half years as Chief Executive.   He has been at the heart of the successful turnaround and transformation of the bank under Santander’s ownership. He has built a strong management team at Santander UK and consequently the bank is well-positioned for the future. We wish him well in his new role.”

A further announcement will be made in due course concerning the appointment of a new Chief Executive at Santander UK.

- Ends -

For further details, please contact:

Matthew Young	(Communications Director)	020 7756 4232
Anthony Frost	(Head of Corporate Communications)	020 7756 5536
Israel Santos	(Head of Investor Relations)	020 7756 4275

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 3 November 2010	By / s / Jessica Petrie
(Authorised Signatory)